EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended February 28,		Year Ended May 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$2,152	$1,983	$2,455	$3,141	$2,265	$1,894	$677
Add back:
Interest expense, net of capitalized interest	106	54	82	52	86	79	85
Amortization of debt issuance costs	4	4	5	5	16	14	5
Portion of rent expense representative of interest factor	666	607	864	797	852	806	795

Earnings as adjusted	$2,928	$2,648	$3,406	$3,995	$3,219	$2,793	$1,562

Fixed Charges:
Interest expense, net of capitalized interest	$106	$54	$82	$52	$86	$79	$85
Capitalized interest	22	37	45	85	71	80	71
Amortization of debt issuance costs	4	4	5	5	16	14	5
Portion of rent expense representative of interest factor	666	607	864	797	852	806	795

	$798	$702	$996	$939	$1,025	$979	$956

Ratio of Earnings to Fixed Charges	3.7	3.8	3.4	4.3	3.1	2.9	1.6